Exhibit 99.9

NOTICE TO PARTICIPANTS OF THE CENTRAL PACIFIC BANK 401(k)

RETIREMENT SAVINGS PLAN (the “Plan”)

[ ], 2011

Dear Plan Participant:

The purpose of this letter is to make you aware of a rights offering that we anticipate will be available to shareholders of Central Pacific Financial Corp. (the “Company”).  Because of the relatively short time that you will have to respond to this offering, we are providing this advance notice so that when you receive the full materials, you will be able to take prompt action if you would like to participate in the offering.

The Company’s preliminary filing indicates that it will offer shareholders of the Company common stock subscription rights as of 5:00 p.m. Eastern time, on February 17, 2011 (the “record date”) to purchase shares of common stock (the “Rights Offering”).  If any part of your Plan account is invested in the  Central Pacific Bank Company Stock Fund as of such time, Vanguard Fiduciary Trust Company (“Vanguard”), the trustee of the Plan, will in the coming days send you detailed information regarding the Rights Offering.  You should review the detailed materials very carefully to help you determine if you wish to participate in the Rights Offering.

Even before you receive this detailed information from Vanguard, however, you may obtain additional information regarding the Rights Offering from the Investor Relations section of the Company’s website (the Company homepage is www.centralpacificbank.com) or from the Securities Exchange Commission website (www.sec.gov).  Given that you will have a very limited time to respond to the Rights Offering after you receive the detailed materials on your Plan holdings, the information on these websites may help you get a better sense of the Rights Offering in advance.

The detailed materials you will receive will have instructions on how you can direct Vanguard with respect to your Plan account.  Included in the detailed materials will be information indicating:

•                  How many rights you may exercise to purchase shares of Company common stock within your Plan account.

•                  The price at which you may purchase such shares (any purchase you wish to make will be funded from selling portions of the other investments in your Plan account on a prorated basis from all investment funds except for the Central Pacific Bank Company Stock Fund).

•                  How and when you may direct Vanguard to exercise the rights on your behalf.

•                  What will happen if you choose not to exercise any or all of the rights attributable to your Plan account.

If you are interested in participating in this Rights Offering in your Plan account, please look for the detailed Rights Offering materials that will be mailed to you.  For additional information regarding your Plan account, please contact Vanguard Participant Services at (800) 523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

Sincerely,

Central Pacific Financial Corp.